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June 22, 2005

File Number 82-5126

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

I refer to the above-referenced exemption granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") and hereby send to you the following documentation and information required to be submitted pursuant to the Rule:

A. An English version of the press release dated May 16, 2005 regarding the Board of Directors meeting approval of the Company's results as at March 31, 2005. A notice communicating to the market the availability of the Company's resolution approving the results as at March 31, 2005 at the Company's headquarters and at the Borsa Italiana S.p.A. office has been published on a national newspaper;

B. An English version of the press release dated May 26, 2005 regarding the commencement of the implementation of the new shareholders agreement regarding C.R. Pistoia e Pescia.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above together with the documents being sent herewith, pursuant to the Rule, shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

dlw 6/30

Please contact the undersigned in connection with any of the points discussed in this letter.

Best regards,



Arturo Meglio

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.

BANCA CR FIRENZE


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2005
WASH. D.C. 192 SECTION

Press Release

THE BOARD OF DIRECTORS APPROVES FIRST QUARTER RESULTS AS AT 31 MARCH 2005

In brief, here are the consolidated financial results of the group Banca CR Firenze which are directly comparable with the 31 March 2004 results because at that time the figures related to Cassa di Risparmio della Spezia were included.

- **Consolidated net income: 30.3 million EUR, + 25.3%,** compared to 24.2 million EUR achieved in the first quarter of 2004
- **Net interest income: 179.3 million EUR, + 7.7%,** compared to 166.5 million EUR achieved in the first quarter of 2004
- **Operational costs: 189.1 million EUR, 1.5% less,** compared to 191.9 million EUR for the same period of 2004.
- **Operating result: 104 million EUR, +18.1%,** compared to 88 million EUR for the same quarter of 2004.
- **Profits from ordinary operations: 63.8 million EUR, + 21.6%,** compared to 52.5 million EUR for the same period of 2004.
- **Achieved a 14.2% annualized adjusted ROE[1]** (13.6% in the same quarter of 2004)

The Board of Directors of Banca CR Firenze Spa, chaired by Aureliano Benedetti, approved today the consolidated first quarter statement as at 31 March 2005, presented by the Managing Director, Lino Moscatelli.

The 2005 first quarter results confirm the banking group's economical and assets growth process which proved conspicuous in the course of 2004. The improved achievements of the traditional banking operations were possible thanks to the good net interest margin (+7.7%) and to the positive contribution of the non-interest income. In addition, a constant and attentive cost control management contributed to 1.5% fewer costs in comparison to the 2004 first quarter. Profits from ordinary activities rose 21,6% to 63.8 million EUR, even after adequate provisions and net adjustments on loans. The bank posted a 30.3 million EUR consolidated net income (+25.3%).

[1]The annualized adjusted ROE has been calculated as follows:
Net income on an annual base (excluding goodwill amortisation) / Average shareholders' equity over the last two years (excluding the net income).

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Press Release

The results, in detail, are reported hereunder:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Total income for the quarter is 293.1 million EUR, a **4.7% increase**, over the same period of 2004.

- Within this aggregate, **net interest margin** results accounted for 179.3 million EUR, a 7.7% increase: consumer credit has continued its usual positive trend and **retail banks,** now on an upward trend, have posted **better margin (+5.4%** increase).

- **Non-interest income** grew **1.3%** to 110.7 million EUR of which the **net commissions** and **net other income** aggregate totals 97.8 million EUR **(+1.8%)** and **income from financial operations** totals 12.9 million EUR **(-2.4%).**

- The **income of the shareholdings consolidated with the equity method** totals **3.1 million** EUR (4.1 million EUR for 1Q 2004) and reflects the sale of the Arval Service Lease Italia shareholding which took place in the first half of 2004.

The **operational costs** have **decreased** by **1.5%**, from 191.9 million EUR to 189.1 million. In detail, the **other costs** and **depreciation** (goodwill excluded) **decreased** respectively by **3.6%** to 68.7 million EUR and by **14.3%** to 13 million EUR. **Personnel costs increased** by **1.9%** to 107.4 million EUR following the renewal of the credit sector's national labour contract.

Operating result total 104 million EUR, marking an **18.1% growth** (88 million EUR in the 1Q 2004) while **income from ordinary operations** (63.8 million EUR against 52.5 million in 2004) **increased** by **21.6%,** after net total provisions and adjustments which account for 30.2 million EUR of which 21.9 million EUR (+8.5%) pertaining to loans.

The first quarter of 2005 closed with a **net consolidated income** of **30.3 million EUR, up 25.3%** over 2004. The **annualized adjusted return on equity** rose to **14.2%** from previous year's 13.6% . If goodwill is to be included, the result would be 10.7% (9.6% in the 1Q 2004).

With regards to the forthcoming **changeover to the IAS/IFRS principles**, we confirm the contents of the previous press releases issued following the 21 March 2005 Board of Directors' Meeting and the 28 April 2005 Annual General Meeting of Shareholders. The transition process of the systems and of the accounting procedures for the implementation of the IAS principles will be completed on time for the drafting of the first half 2005 consolidated results and on this occasion the bank will conform to the variations made to CONSOB's Issuers Regulation N° 11971/1999 whereby restated sheets, required during the transition phase of the implementation of IAS/IFRS principles, must be drafted in compliance with Article 81-*bis*. The restated accounts will therefore demonstrate the effects produced by the changeover to IAS principles.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it
----
www.bancacrfirenze.it/investor

BANCA CR FIRENZE

Press Release

CONSOLIDATED FINANCIAL STATEMENT

Net customer loans increased by **2.4%** in the first quarter of 2005 and total **15,939 million** EUR.

- In the first quarter of 2005, **mortgage loans**, posted yet another positive trend, totalling a growth of 210.7 million EUR (+3.9%) over the end of year 2004.
- Credit quality remains substantially stable, with **non-performing loans**, both **gross** (374.7 million EUR) and **net** (174.5 million EUR), growing slightly, **respectively +2.5%** and **2.1%**. The **net non performing loans/net loans** ratio is practically **unvaried at 1.09%**. **Risk loans** and **net restructured loans diminished** by a **2.5%.**

Total funding grew by **1.5%** to **35,338 million EUR,** with unvaried results in **direct funding** (15,788 million EUR) and **indirect funding** increasing by **2.6%** to 19,550 million EUR. Both components of indirect funding have improved: **assets under custody (+4.3%)** totalling 9,405 million EUR and **assets under management** (**+1.2%**) totalling 10,145 million EUR.

COMMERCIAL OPERATIONS

Commercial operations in the first months of 2005 focused on implementing commercial actions which, in particular, aimed at **acquiring new customers, increasing** the **cross-selling ratio** of retail customers and gaining a **greater share of wallet** of corporate clients possessing a low risk ratio and retail customers endowed with a medium-to-high financial assets.

With regards to the distribution channels, **four new branches** and **one new corporate centre in Rome** opened for business, thus bringing the **group's total number** of branches to **514.** The financial advisors network also grew thanks to the opening of **four new *"Spazi Finanziari"*** (financial shops). The network now consists of 31 financial shops and 175 financial consultants.

Florence, 16 May 2005

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED BALANCE SHEET

(Euro mn)

PROFIT & LOSS ACCOUNT	31 Mar. 2005	31 Mar. 2004	Change
Interest margin	**179.3**	**166.5**	**7.7%**
dividends	0.0	0	---
Net commissions	67.0	68.5	-2.2%
Net other income	30.8	27.6	11.6%
Trading	12.9	13.2	-2.4%
Profit of companies valued on equity method	3.1	4.1	-24.4%
Total income	**293.1**	**279.9**	**4.7%**
Administrative expenses	-176.1	-176.7	-0.4%
(a) personnel expense	*-107.4*	*-105.4*	1.9%
(b) other administrative expenses	*-68.7*	*-71.3*	-3.6%
Value adjustments to intangible assets, properties and equipment	-13.0	-15.2	-14.3%
Operating income	**104.0**	**88.0**	**18.1%**
Goodwill amortization	-9.9	-9.9	0.0%
Total provisions and adjustments	-30.2	-25.6	18.2%
Income before exceptionals	**63.8**	**52.5**	**21.6%**
Exceptionals	2.9	0.9	218.3%
Income before taxes	**66.7**	**53.4**	**24.9%**
Income taxes	-31.4	-25.1	25.1%
Minorities	-5.0	-4.1	21.1%
NET INCOME	**30.3**	**24.2**	**25.3%**

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED BALANCE SHEET

(Euro mn)

ASSETS	31 Mar. 2005	31 Dec. 2004	Change
Cash and cash on deposit with central banks and post offices	**137.7**	**137.6**	**0.1%**
Credits	**17,020.9**	**16,771.5**	**1.5%**
Amounts due from banks	1,091.7	1,203.9	-9.3%
Customer loans	15,929.2	15,567.6	2.3%
Bonds and other debt securities	**2,380.8**	**2,323.2**	**2.5%**
Assets	**798.9**	**830.0**	**-3.7%**
Locked-up bonds	61.0	61.8	-1.3%
Shareholdings	389.2	410.4	-5.2%
Intangible assets	42.1	45.9	-8.4%
Property and equipment	306.6	311.9	-1.7%
Goodwill arising on consolidation and on equity-valued holdings	**248.9**	**258.9**	**-3.9%**
Other	**958.1**	**1,086.4**	**-11.8%**
TOTAL ASSETS	**21,545.3**	**21,407.6**	**0.6%**

LIABILITIES	31 Mar. 2005	31 Dec. 2004	Change
Debts	**17,602.3**	**17,482.3**	**0.7%**
Amounts due to banks	2,813.1	2,693.5	4.4%
Customer deposits	9,481.2	9,829.0	-3.5%
Debt securities issued	5,308.0	4,959.8	7.0%
Provisions	**621.6**	**571.5**	**8.8%**
Staff severance indemnity provision	174.0	172.7	0.7%
Provisions for risks and charges	417.2	374.1	11.5%
Provisions for loan losses	30.4	24.7	23.2%
Other liabilities	**1,037.4**	**1,013.0**	**2.4%**
Subordinated debt	**997.6**	**980.6**	**1.7%**
Minority interests	**200.0**	**208.7**	**-4.2%**
Book value (comprises reserve for general bkg. risks, revaluation reserves, badwill arising on consolidation and on equity-valued holdings and net income)	**1,086.3**	**1,151.5**	**-5.7%**
TOTAL LIABILITIES	**21,545.3**	**21,407.6**	**0.6%**



BANCA CR FIRENZE

Press Release

COMMENCEMENT OF THE IMPLEMENTATION OF THE NEW SHAREHOLDERS AGREEMENT FOR C.R. PISTOIA E PESCIA

- **A FURTHER 9% OF THE SHARE CAPITAL PURCHASED**
- **GOVERNANCE: THE EXECUTIVE BODIES HAVE BEEN APPOINTED; THE PARENT COMPANY, BANCA CR FIRENZE, HAS THE MAJORITY.**

On the established date, Banca CR Firenze and Fondazione Cassa di Risparmio di Pistoia e Pescia have commenced the implementation of the new agreement that determines how their reciprocal relations will be governed in relation to their shareholding, Cassa di Risparmio di Pistoia e Pescia. The details of the agreement are described in the November 22nd , 2004 press release as this was the date in which the agreement was signed by the parties.

In detail:

- **Governance: The members of the executive bodies have been appointed and the company bylaws amendments have been approved**

  The meeting of shareholders of C.R. Pistoia e Pescia S.p.A. has appointed today the Board of Directors and the Board of Statutory Auditors for the 2005-2007 period. According to the agreement, the Board of Directors consists of nine members, of which five are appointed by Banca CR Firenze and four are chosen by Fondazione Cassa di Risparmio di Pistoia e Pescia. The Board of Statutory Auditors comprises two members appointed by Banca CR Firenze and one chosen by Fondazione Cassa di Risparmio di Pistoia e Pescia.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it



BANCA CR FIRENZE

The company bylaws amendments have then been approved and state that the composition of the executive bodies will be proportionally determined according to the capital stake held at the time by each shareholders. The amended bylaws no longer require a qualified majority to approve the meeting of shareholders resolutions. The only exception calls for a 70% majority of votes for the extraordinary meeting of shareholders resolutions which would affect the legal autonomy of Cassa di Risparmio di Pistoia e Pescia S.p.A.

- **The purchase of a 9% of the ordinary share capital of Cassa di Risparmio di Pistoia e Pescia S.p.A.**

On May 30th, 2005 Banca CR Firenze will therefore purchase from Fondazione Cassa di Risparmio di Pistoia e Pescia a further 16,683,975 ordinary shares for a total price of EUR 32,533,751.25. Banca CR Firenze's stake in the ordinary share capital of Cassa di Risparmio di Pistoia e Pescia S.p.A. will increase from 51% to 60%.
The method of payment , as chosen by the purchaser, shall be 50% in cash and for the remaining 50% against Banca CR Firenze's issue of a subordinated ten-year debt reserved for Fondazione Cassa di Risparmio di Pistoia e Pescia.
The price agreed upon for the 9% of the ordinary share capital of Cassa di Risparmio di Pistoia e Pescia S.p.A. corresponds to multiples of 1.98 times the book value of the above-mentioned bank, 26.68 times the 2004 net total income and 16.76 times the pre-tax income from ordinary activities for the same year.

Florence, 26 May 2005

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it